UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Korea Equity Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

50063B104
(CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,117,359

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,117,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,117,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.3%

14	TYPE OF REPORTING PERSON*
HC

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,117,359

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,117,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,117,359

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.3%

14	TYPE OF REPORTING PERSON*
IA

Item 1(a).            Name of Issuer:

Korea Equity Fund, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

Korea Equity Fund, Inc.
Worldwide Plaza
309 West 49th St
New York, New York 10019

Item 2.                 Identity and Background.

(a). This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

(b). The business address and principal executive offices of CLIG are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D.  The business address and principal executive offices of CLIM are 77 Gracechurch Street, London, EC3V 0AS, England.  The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached.

(c).  CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Markets (BMI) Country Fund ("BMI"), a private investment fund organized as a Delaware business trust, Emerging (Free) Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund ("EMG"), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund ("EMI"), a private investment fund organized as a Delaware business trust, Emerging Markets Free Fund ("EMF"), a private investment fund organized as a Delaware business trust, Global Emerging Markets Fund ("GEM"), a private investment fund organized as a Delaware business trust, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts"). EWF, GBL, IEM, BMI, FREE, PLUS, EMG, EMI, EMF and GEM are collectively referred to herein as the "City of London Funds."

(d). None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

 (e). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). City of London Investment Group PLC, (CLIG) and City of London Investment Management Company Limited (CLIM) are companies incorporated under the laws of England and Wales.

Item 3.                 Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 4,117,359 Shares beneficially owned by the Reporting Persons was $36,252,923, inclusive of brokerage commissions. The aggregate purchase price of the 292,207 Shares owned directly by BMI was $3,110,558, inclusive of brokerage commissions. The aggregate purchase price of the 242,041 Shares owned directly by EWF was $2,210,282, inclusive of brokerage commissions. The aggregate purchase price of the 219,399 Shares owned directly by FREE was $1,982,370, inclusive of brokerage commissions. The aggregate purchase price of the 285,131 Shares owned directly by GBL was $2,730,477, inclusive of brokerage commissions.  The aggregate purchase price of the 105,054 Shares owned directly by IEM was $926,056, inclusive of brokerage commissions. The aggregate purchase price of the 61,295 Shares owned directly by PLUS was $553,441, inclusive of brokerage commissions.  The aggregate purchase price of the 98,676 Shares owned directly by EMF was $928,048, inclusive of brokerage commissions.  The aggregate purchase price of the 268,073 Shares owned directly by EMG was $2,343,110, inclusive of brokerage commissions.  The aggregate purchase price of the 218,019 Shares owned directly by EMI was $1,935,128, inclusive of brokerage commissions.  The aggregate purchase price of the 272,013 Shares owned directly by GEM was $2,229,317, inclusive of brokerage commissions.  The aggregate purchase price of the 2,055,451 Shares owned directly by the Segregated Accounts was $17,304,137, inclusive of brokerage commissions.

Item 4.                 Purpose of Transaction.

The Reporting Persons sent the letter attached as Exhibit A to the Chairman of the Fund.

Item 5.                 Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 4,117,359 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 42.3% of the 9.741 million Shares outstanding as of December 20, 2016, as last reported by the Fund. As of the date hereof, BMI, EWF, FREE, GBL, IEM, PLUS, EMF, EMG, EMI, GEM and the Segregated Accounts owned directly 292,207; 242,041; 219,399; 285,131; 105,054; 61,295; 98,676; 268,073; 218,019; 272,013 and 2,055,451 Shares, respectively, representing approximately 3.00%, 2.48%, 2.25%, 2.93%, 1.08%, 0.63%, 1.01%, 2.75%, 2.24%, 2.79% and 21.10% respectively, of the 9.741 million Shares outstanding as of December 20, 2016.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

None

(d).  Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).  Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Fund, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                 Materials to be Filed as Exhibits

See letter dated December 20, 2016, attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 20, 2016

CITY OF LONDON INVESTMENT GROUP PLC

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:  Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s / Barry M. Olliff
Name: Barry M. Olliff
Title:  Director

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Allan Bufferd	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Thomas Griffith	Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director

Exhibit A

December 20, 2016

Mr. Rodney A. Buck, Chairman
Korea Equity Fund, Inc.
1857 West County Road
Calais, Vermont 05648

Dear Mr. Buck,

City of London Investment Management Company Limited ("City of London") is, on behalf of its clients, a long-term investor in the Korea Equity Fund, Inc. (the "Fund").  We are writing because there has been no public announcement regarding the status of the 2016 Annual Meeting of Shareholders since it was adjourned.

The meeting scheduled for October 31, 2016, was described as having been adjourned "due to lack of sufficient votes to act upon the election of [the three Directors on the proxy ballot]."  We believe that statement may have been inaccurate. The meeting was quorate and there were thus "sufficient" votes cast to "act upon the election."  The problem for the Board of Directors was that the Directors were unhappy with the result of the election.

The October 31st press release went on to state, "During the period of the adjournment, the Fund will continue to solicit proxies from its shareholders."  A majority of the Board of Directors had decided to spend Fund assets – owned by the Shareholders of the Fund to whom the Directors owe a fiduciary duty – to attempt to solicit sufficient votes to overcome the results of the election that would rightfully have taken place on October 31st.  We contend that the three Directors faced a potential conflict of interest and chose to protect their self-interests at that juncture.

One of those three Directors, David B. Chemidlin, had failed to garner a majority of votes cast at the previous 2015 Annual Meeting but had been held over by the Board of Directors as a 'zombie Director.' We suspect that the Board will attempt to follow the same path as last year to now permit 'zombie Directors' to remain in office.

On December 8, 2016, the Fund issued a press release regarding short-term and long-term capital gains distributions but failed to disclose the results of the proxy vote. In our opinion, the Board of Directors should be open, transparent and communicative to all Shareholders of the Fund regarding the current status of the proxy vote.

We contend that the Board of Directors of Korea Equity Fund, Inc. has used Shareholder assets in an attempt to further entrench itself. As a result, Shareholders should have no confidence in the Board of Directors. In our opinion, with the current relatively narrow discount, the market is demonstrating that investors see the Fund as a candidate for liquidation. The Fund has no future as an investment company. The Board of Directors should thus take steps immediately to liquidate the Fund and return the proceeds to Shareholders rather than continuing to squander Fund assets.

Sincerely yours,

Jeremy Bannister
Director, Corporate Governance